As filed with the Securities and Exchange Commission on September 10, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SPECTRUM PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	93-079187 (I.R.S. Employer Identification No.)

157 Technology Drive
Irvine, California 92618
(949) 788-6700

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Rajesh C. Shrotriya, M.D.
Chief Executive Officer
157 Technology Drive
Irvine, California 92618
(949) 788-6700
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Alan W. Pettis, Esq.
Latham & Watkins LLP
650 Town Center Drive, Twentieth Floor
Costa Mesa, California 92626
(714) 540-1235

     Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [  ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE

	Amount to	Proposed maximum	Proposed maximum
Title of each class of securities	be	offering price	aggregate	Amount of
to be registered	registered(1)	per unit	offering price	registration fee

Common Stock	862,605 shares	$5.155 (2)	$4,446,729	$359.74
Common Stock issuable upon exercise of Warrants	407,824 shares	$5.155 (2)	$2,102,333	$170.08

Total	1,270,429 shares		$6,549,062	$0.00(3)

(1)	In the event of a stock split, stock dividend, or similar transaction involving the Registrant’s common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the Registrant’s common stock on the Nasdaq SmallCap Market on September 8, 2003.

(3)	Pursuant to Rule 457(p), the filing fee that is currently due for this registration statement is being offset by $529.82, a portion of the amount that was previously paid as a filing fee for a registration statement on Form S-3 (No. 333-53108), which was initially filed on January 2, 2001 by the Registrant under its former name, NeoTherapeutics, Inc.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated September 10, 2003

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

UP TO 1,270,429 SHARES OF

SPECTRUM PHARMACEUTICALS, INC.

COMMON STOCK

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol “SPPI.” On September 8, 2003, the closing price of our common stock was $5.10.

     This prospectus relates to the sale of up to 1,270,429 shares of our common stock by the selling stockholders named in this prospectus. The shares of our common stock and the securities which are exercisable for the shares of our common stock which are being offered by this prospectus were issued to the selling stockholders pursuant to financing transactions. See “Issuance of Common Stock to Selling Stockholders” on page 9. We will not receive any of the proceeds from the sale of these shares.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September    , 2003

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than contained or incorporated by reference in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in the affairs of the Company since the date hereof.

ABOUT SPECTRUM PHARMACEUTICALS, INC.
RISK FACTORS
FORWARD-LOOKING STATEMENTS
ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDERS
USE OF PROCEEDS
DILUTION
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES TO BE REGISTERED
VALIDITY OF COMMON STOCK
EXPERTS
LIMITATION ON LIABILITY AND DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 23.2
EXHIBIT 23.3

ABOUT SPECTRUM PHARMACEUTICALS, INC.

     We a pharmaceutical company engaged in (1) the in-licensing of oncology drug candidates and the further development of and strategic alliances for these drug candidates, (2) the out-licensing of our neurology drug candidates to strategic partners and (3) the development and marketing of generic drugs in the United States and have generated revenue from these operations.

     We have incurred losses in every year of our existence and expect to continue to incur significant operating losses for the next several years. We have never generated revenues from product sales and there is no assurance that revenue from product sales will ever be achieved. There is no assurance that any of our proposed products will ever be successfully developed, receive and maintain required governmental regulatory approvals, become commercially viable or achieve market acceptance.

     The pharmaceutical marketplace in which we operate is highly competitive, and includes many large, well-established companies pursuing treatments for the applications we are pursuing. See “Risk Factors” below.

     This prospectus relates to the sale of up to 1,270,429 shares of our common stock by the stockholders identified under the heading “Selling Stockholders” below. The securities were issued and sold to the selling stockholders in private placement transactions.

     We were incorporated in Colorado in December 1987 and reincorporated in Delaware in June 1997. In December 2002 we changed our name from NeoTherapeutics, Inc. to Spectrum Pharmaceuticals, Inc. Our executive offices are located at 157 Technology Drive, Irvine, California 92618. Our telephone number is (949) 788-6700. Our web site address is www.spectrumpharm.com. Information contained in our web site does not constitute part of this prospectus.

     Unless otherwise specified or required by context, references in this prospectus to “we,” “us,” “our” and “Spectrum” refer to Spectrum Pharmaceuticals, Inc. and its subsidiaries on a consolidated basis.

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

     Our losses will continue to increase as we expand our development efforts, and our efforts may never result in profitability.

     Our cumulative losses during the period from our inception in 1987 through June 30, 2003 were approximately $144.7 million, almost all of which consisted of research and development and general and administrative expenses. We lost approximately $46.4 million in 2000, $27.8 million in 2001, $17.6 million in 2002 and $3.0 million in the first six months of 2003. We expect our losses to continue in the future as we expand our clinical trials and increase our research and development activities. We currently do not sell any products or services and we may never achieve significant revenues or become profitable. Even if we eventually generate revenues from sales, we nevertheless expect to incur operating losses over the next several years.

     Our business does not generate the cash needed to finance our current and anticipated operations.

     During the three-month period ended June 30, 2003, our expenses were approximately $1.6 million. At the present time, our business does not generate cash from operations needed to finance our short-term operations. We will rely primarily on raising funds through the sale of our securities, and/or out-licensing our drug candidates and technology, to meet all of our short-term cash needs. We have generated operating losses since our inception, and our existing cash and investment securities are not sufficient to fund our current planned pharmaceutical operations beyond June 2004. Therefore, we will need to seek additional funding by June 2004, or sooner, through public or private financings, including equity financings, and through other arrangements to continue operating our businesses and meet our short-term and long-term cash needs.

     We may not be able to raise additional funds on favorable terms, if at all. Accordingly, we may be forced to significantly change our business plans and restructure our operations to conserve cash, which would likely involve some, a combination, or all of the following:

•	Out-license or sell some or all of our intellectual, technological, and/or tangible property not presently contemplated and at terms that we believe would not be favorable to us;

•	Further reduce the size of our workforce, including the number of our scientific personnel;

•	Reduce the scope and nature of our research and drug development activities; and

•	Terminate operating leases and other contractual arrangements.

     We will need substantial additional funds to support the continued research and development of our potential products. Since we currently have no products available for commercial sale and minimal revenues from licensing in our oncology business, we must use capital to fund our operating expenses. Our operating expenses, and consequently our capital requirements, will depend on many factors, including:

•	continued scientific progress in research and development to identify and develop or obtain additional drug candidates;

•	the cost and progress of preclinical and clinical testing of our anti-cancer drugs and additional drug candidates;

•	cost involved in filing, prosecuting and enforcing patent claims;

•	effect of competing technological developments;

•	cost of commercialization activities;

•	time and cost involved in obtaining regulatory approvals; and

•	our ability to establish collaborative and other arrangements with third parties, such as licensing and manufacturing agreements.

     Our business plans require that we enter into strategic alliances agreements for which we have limited experience

     Our long-term business plans require that we enter into collaborative partnership agreements and strategic alliance agreements with larger pharmaceutical companies to co-develop, manufacture and market our product candidates. We are currently seeking strategic alliances, but we have limited experience in obtaining such alliances. We cannot give any assurance that we will be successful in establishing additional alliances or that we will be able to maintain existing and new alliances in a manner that is beneficial to us.

     Our efforts to in-license and develop new drug candidates may fail.

     In 2002 we shifted our strategic focus from discovery and development of neurology drugs to the in-licensing of oncology drug candidates and the further development of and forming strategic alliances for these drug candidates, and the out-licensing of our neurology drug candidates to strategic partners. In the fourth quarter of 2002, we announced plans to pursue regulatory approval in the United States of generic drugs manufactured by J.B. Chemicals & Pharmaceuticals Ltd., or JBCPL, an Indian company, through our existing joint venture, NeoJB LLC. We may not in-license, discover or validate any more new drug development targets based on our efforts.

     Our potential drug candidates are in various stages of clinical and pre-clinical development and may not prove safe or effective enough to obtain regulatory approval to sell any of them.

     We have acquired rights to three anti-cancer drugs and we have commenced a clinical trial of our Eoquin drug candidate for superficial urinary bladder cancer. We expect that we will need to complete additional trials before we will be able to apply for regulatory approval to sell any of our potential drug candidates. Our other proposed drug candidates are in various stages of development. We cannot be certain that any of our proposed drug candidates will prove to be safe or effective in treating cancer, disorders of the nervous system, or any other diseases or indications. Our former lead drug candidate, Neotrofin, failed to demonstrate efficacy in previous trials for Alzheimer’s disease and Parkinson’s disease. All of our proposed drugs will require additional research and development, testing and regulatory clearance before we can sell them. We cannot be certain that we will receive regulatory approval to sell any of our proposed drugs. We do not expect to have any oncology products commercially available for at least five years, if at all.

     On September 30, 2002, we entered into a co-development and license agreement with GPC Biotech AG for the development and commercialization of our lead drug candidate, satraplatin. GPC Biotech has agreed to fully fund development and commercialization expenses for satraplatin. We will not have control over the drug development process and therefore, the success of our lead drug candidate will depend upon the efforts of a third party. There is no assurance that GPC Biotech will be successful in the clinical development of the drug, the achievement of any milestones such as the acceptance of an NDA (New Drug Application) filing by the United States Food and Drug Administration or the eventual commercialization of satraplatin.

     Our efforts to enter the generic drug market may fail.

     We plan to use our management’s experience with the regulatory approval process in the United States to seek the introduction of generic drug products into the United States, which may include generic drugs produced by other pharmaceutical companies or developed internally by us. While some members of our management have experience with obtaining regulatory approval of drug candidates in the United States, we have limited experience with generic drug products, and, as a company, we have not successfully obtained regulatory approval of any of our drug candidates.

     On January 15, 2003, we announced the filing of our first Abbreviated New Drug Application, or ANDA, with the United States Food and Drug Administration. The filing was made by our NeoJB LLC subsidiary on behalf of JBCPL, and relates to a generic drug product manufactured by JBCPL. While we announced on May 9, 2003, that the FDA has accepted the ANDA for filing, we cannot be certain that the FDA will approve this ANDA, or if approved, that we will be able to complete a transfer pricing agreement with JBCPL to allow NeoJB to market the drug product in the United States on terms favorable to us or at all.

     Even if we obtain regulatory approval to market one or more generic drug products in the United States, we may face opposition from the producers of the branded versions of these drugs. Branded pharmaceutical companies have historically been aggressive in seeking to prevent generic competition, including the extensive use of litigation.

     In addition, many branded pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic competition. These efforts have included:

•	pursuing new patents for existing products which may be granted just before the expiration of one patent, which could extend patent protection for a number of years or otherwise delay the launch of generics;

•	using the Citizen Petition process to request amendments to FDA standards;

•	seeking changes to the United States Pharmacopeia, an organization which publishes industry recognized compendia of drug standards; and

•	attaching patent extension amendments to non-related federal legislation.

     In addition, some branded pharmaceutical companies have engaged in state-by-state initiatives to enact legislation that restricts the substitution of some generic drugs. Some of these initiatives could have an impact on products that we will seek to introduce to the United States. We have limited resources, and may not be able to effectively respond to these or other measures that may be taken by pharmaceutical companies that produce the branded version of our generic products.

     We must comply with the listing requirements of the Nasdaq SmallCap Market or we could be delisted and the liquidity of our common stock would decline.

     Our common stock is listed on Nasdaq SmallCap Market under the ticker symbol SPPI. To remain listed on this market, we must meet Nasdaq’s continued listing requirements. Among other requirements, Nasdaq rules require that a SmallCap Market company maintain a minimum stockholders’ equity of $2.5 million or a minimum market value of listed securities of $35 million or a net income from continuing operations (in latest fiscal year or 2 of the last 3 fiscal years) of at least $500,000. As of June 30, 2003, we were in compliance with this standard, however, there is no assurance that we will be able to maintain compliance with any of the continued listing requirements. If we fail to do so, our common stock could be delisted from the Nasdaq SmallCap Market. As a result of the recent review of our listing status, Nasdaq has specified as an additional condition of our continued listing that we must show that we continue to meet the minimum stockholder’s equity and other requirements for continued listing on the Nasdaq SmallCap Market in a timely filing of our Quarterly Report on Form 10-Q with the Securities and Exchange Commission for the third quarter of 2003.

     If our common stock is delisted from the Nasdaq SmallCap Market, we would likely seek quotation on the American Stock Exchange or a regional stock exchange, if available. However, we do not currently meet the initial listing standards of the American Stock Exchange and quotation on a regional stock exchange could reduce the market liquidity for our common stock. If our common stock is not quoted on another market or exchange, trading of our common stock could be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock.

     If our common stock is delisted from the Nasdaq SmallCap Market, and if we fail to obtain quotation on another market or exchange, and if the trading price remains below $5.00 per share, then trading in our common stock might also become subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock” (generally, any equity security not listed on a national securities exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions). Many brokerage firms are reluctant to recommend low-priced stocks to their clients. Moreover, various regulations and policies restrict the ability of stockholders to borrow against or “margin” low-priced stocks, and declines in the stock price below certain levels may trigger unexpected margin calls. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher priced stocks, the current price of the common stock can result in an individual stockholder paying transaction costs that represent a higher percentage of total share value than would be the case if our share price were higher. This factor may also limit the willingness of institutions to purchase our common stock. Finally, the additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from facilitating trades in our common stock, which could severely limit the market liquidity of the stock and the ability of investors to trade our common stock.

     Nasdaq corporate governance rules prohibit an issuer of listed securities from issuing 20% or more of its outstanding common stock or voting stock in one transaction or a series of related transactions, other than a public offering at less than the greater of book value or the then current market value, without obtaining prior stockholder consent. While we have obtained stockholder approval of this type of financing in the past, we do not currently have stockholder approval to do similar financings in the future. We do not generate sufficient revenues to fund operations, and we do not currently have sufficient cash on hand to fund our operations beyond June 2004. While we are exploring all financing and strategic alternatives, we will need to raise additional funds through the sale of securities by June 2004, or sooner, to continue operating our business. Based on our recent experience and our current financial position, we believe that we might need to offer our securities at a discount to market price in order to attract investors to provide these funds. Therefore Nasdaq’s 20% share limitation rule may hinder or prevent financing transactions from occurring.

     Any failure to comply with extensive governmental regulation could prevent or delay product approval or cause governmental authorities to disallow our products after approval and subject us to criminal or civil liabilities.

     The FDA and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing and data collection procedures, and other costly and time consuming compliance procedures. These requirements apply to every stage of the clinical trial process and make it difficult to estimate when any of our drug candidates will be available commercially, if at all. Our proprietary compounds will require substantial clinical trials and FDA review as new drugs. Even if we successfully enroll patients in our clinical trials, patients may not respond to our potential drug candidates. We think it is prudent to expect setbacks. While we believe that we are currently in compliance with applicable FDA regulations, if we fail to comply with the regulations applicable to our clinical testing, the FDA may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, or any comparable regulatory agency in another country, may suspend clinical trials at any time if it concludes that the trials expose subjects participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived from the clinical tests may be unsuitable for submission to the FDA or other regulatory agencies.

     We cannot predict with certainty when we might submit any of our drug candidates currently under development for the regulatory approval required in order to commercially sell the products. Once we submit a drug candidate for commercial sale approval, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain these approvals, our business and prospects may be significantly damaged. If we fail to comply with regulatory requirements, either prior to seeking approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in:

•	product recalls or seizures;

•	injunctions;

•	civil penalties;

•	criminal prosecution;

•	refusals to approve new products and withdrawal of existing approvals; and

•	enhanced exposure to product liabilities.

     The loss of key researchers or managers could significantly hinder our drug development process and might cause our business to fail.

     Our success depends upon the contributions of our key management and scientific personnel, especially Dr. Rajesh C. Shrotriya, our Chairman, President and Chief Executive Officer. Dr. Shrotriya has been President since 2000 and Chief Executive Officer since 2002, and has spearheaded the major changes in our business strategy and coordinated structural reorganization. Dr. Lenaz has been President of our Oncology Division since 2001 and has played a key role in the identification and development of our oncology drug candidates. Our loss of the services of Dr. Shrotriya, Dr. Lenaz or any other key personnel could delay or preclude us from achieving our business objectives. Dr. Shrotriya has an employment agreement with us that will expire on December 31, 2003, with automatic one-year renewals thereafter unless we or Dr. Shrotriya gives notice of intent not to renew at least 90 days in advance of the renewal date. Dr. Lenaz has an employment agreement with us that will expire on July 1, 2004, with automatic one year renewals thereafter unless Dr. Lenaz or we give notice of intent not to renew at least 90 days in advance of the renewal date.

     We may need substantial additional expertise in marketing and other areas in order to achieve our business objectives.

     Competition for qualified personnel among pharmaceutical companies is intense, and the loss of key personnel, or the inability to attract and retain the additional skilled personnel required for the expansion of our business, could significantly damage our business.

     In addition, due to the shift in our strategic focus in 2002, we made reductions in clinical, administrative and research personnel. We believe that we retained the correct number and level of personnel that are key to our success in executing our strategic focus. We may be wrong and later require additional personnel or personnel with skills different than those that we retained.

     If we cannot protect or enforce our intellectual property rights adequately, the value of our research could decline as our competitors appropriate portions of our research.

     We actively pursue patent protection for our proprietary products and technologies. We hold rights to thirteen U.S. patents and currently have seventeen U.S. patent applications pending. The Company has determined it will not continue to maintain eight of the U.S. patents and thirteen of the U.S. patent applications relating to Neotrofin. Our issued patents expire between 2003 and 2020. In addition, we have numerous foreign patents issued and patent applications pending corresponding to our U.S. patents. However, our patents may not protect us against our competitors. We may have to file suit to protect our patents or to defend our use of our patents against infringement claims brought by others. Because we have limited cash resources, we may not be able to afford to pursue or defend against litigation in order to protect our patent rights.

     We also rely on trade secret protection for our unpatented proprietary technology. Trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees, consultants and others, these agreements may not successfully protect our trade secrets or other proprietary information.

     We are a small company relative to our principal competitors and our limited financial and research resources may limit our ability to develop and market new products.

     Many companies, both public and private, including well-known pharmaceutical companies such as Amgen, Inc., Bayer AG, Eli Lilly and Company, Novartis AG, Bristol-Meyers Squibb Company, Glaxo SmithKline, IDEC Pharmaceuticals, Vertex Pharmaceuticals, Inc., Guilford Pharmaceuticals, Inc., Cephalon, Inc., Aventis, Elan Corporation, Pfizer, Inc., Janssen Pharmaceutica, Inc. and Shire Pharmaceuticals Group plc, are developing products to treat certain of the diseases we are pursuing. Competitors that have a strategic and clinical focus similar to ours include AVI Biopharma, Inc., Chiron Corp., Corixa Corp., Dendreon Corp., Genta Inc., Imclone Systems Incorporated, MGI Pharma, Inc. and SuperGen, Inc. among others. Companies that have a similar generic strategy include American Pharmaceuticals, Barr Laboratories, Sicor, Inc., Teva Pharmaceuticals and Watson Pharmaceuticals. Many of these companies have substantially greater financial, research and development, manufacturing, marketing and sales experience and resources than us. As a result, our competitors may be more successful than us in developing their products, obtaining regulatory approvals and marketing their products to consumers.

     Numerous oncology drugs are on the market for each cancer type we are pursuing. For example, cisplatin and carboplatin are the most prevalent platinum-based derivatives used in chemotherapy. Our product candidate, satraplatin, if the FDA ever approves it, would likely compete against these drugs directly. Unless satraplatin is shown to have better efficacy and is as cost effective if not more cost effective than cisplatin and carboplatin, it may not gain acceptance by the medical field and therefore never be successful commercially.

     We may be dependant on third parties for clinical testing, manufacturing and/or marketing.

     We may not conduct some clinical trials ourselves, and we will not manufacture any of our proposed products for commercial sale nor do we have the resources necessary to do so. Our current management does not have any experience marketing pharmaceutical products. We intend to contract with larger pharmaceutical companies or contract research organizations to conduct such activities. In connection with our efforts to secure corporate partners, we may seek to retain certain co-marketing rights to certain of our drug candidates, so that we may promote our products to selected medical specialists while our corporate partner promotes these products to the medical market generally. We cannot be certain that we will be able to enter into any partnering arrangements on this or any other basis. If we are not able to secure adequate partnering arrangements, we will have to hire additional employees or consultants with expertise in marketing, since our current employees have no experience in these areas. We cannot be certain that sufficient employees with relevant skills will be available to us. Any increase in the number of our employees would increase our expense level, and could have an adverse effect on our financial position.

     In addition, we cannot be certain that we or our potential corporate partners can successfully introduce our proposed products or that such proposed products will achieve acceptance by patients, health care providers and insurance companies. Further, it is possible that we may not be able to secure arrangements to manufacture and market our proposed products at prices that would permit us to make a profit. To the extent that clinical trials are conducted by corporate partners, we may not be able to control the design and conduct of these clinical trials.

     Competition for patients in conducting clinical trials may prevent or delay approval of a drug candidate and strain our limited financial resources.

     Many pharmaceutical companies are conducting clinical trials in patients with the cancer types that Spectrum’s drug candidates target. As a result, we must compete with them for clinical sites, physicians and the limited number of patients who fulfill the stringent requirements for participation in clinical trials. Also, due to the confidential nature of clinical trials, we cannot be certain how many of the eligible cancer patients may be enrolled in competing studies and consequently not available to us. This competition may increase costs of our clinical trials and delay the introduction of our potential products.

     Our limited experience at managing and conducting clinical trials ourselves may delay the trials and increase our costs.

     We may manage and conduct some future clinical trials ourselves rather than hire outside clinical trial contractors. We believe managing and conducting clinical trials ourselves has reduced and could continue to reduce the costs associated with our clinical trials and gives us more control over the clinical trial process. However, while some of our management has had experience at conducting clinical trials, we have limited experience in doing so as a company. While we have not experienced significant delays or increased costs to date by conducting clinical trials ourselves, as we move forward with our self-conducted clinical trials, our limited experience may delay the completion of our clinical trials and increase our costs.

     We may be subject to product liability claims, and may not have sufficient product liability insurance to cover any claims, which may expose us to substantial liabilities.

     We may be exposed to product liability claims from patients who participate in our clinical trials, or, if we are able to obtain FDA approval for one or more of our potential products, from consumers of our products. Although we currently carry product liability insurance in the amount of $5 million per occurrence, it is possible that the amounts of this coverage will be insufficient to protect us from future claims. Further, we cannot be certain that we will be able to maintain our existing insurance or obtain or maintain additional insurance on acceptable terms for our clinical and commercial activities or that such additional insurance would be sufficient to cover any potential product liability claim or recall. Failure to maintain sufficient insurance coverage could have a material adverse effect on our business, prospects and results of operations if claims are made that exceed our coverage.

     The use of hazardous materials in our research and development efforts imposes certain compliance costs on us and may subject us to liability for claims arising from the use or misuse of these materials.

     Our research and development efforts involve the use of hazardous materials, including biological materials, chemicals and radioactive materials. We are subject to federal, state and local laws and regulations governing the storage, use and disposal of these materials and some waste products. We believe that our safety procedures for the storage, use and disposal of these materials comply with the standards prescribed by federal, state and local regulations. However, we cannot completely eliminate the risk of accidental contamination or injury from these materials. If there were to be an accident, we could be held liable for any damages that result, which could exceed our financial resources. We currently maintain insurance coverage of up to $1,000,000 per occurrence for injuries resulting from the hazardous materials we use, and up to $25,000 per occurrence for pollution clean up and removal; however, future claims may exceed these amounts. Currently the costs of complying with federal, state and local regulations are not significant, and consist primarily of waste disposal expenses.

     There are a substantial number of shares of our common stock eligible for future sale in the public market. The sale of these shares could cause the market price of our common stock to fall. Any future equity issuances by us may have dilutive and other effects on our existing stockholders.

     There were 4,630,698 shares of our common stock outstanding as of September 8, 2003. In addition, security holders held options, warrants and other rights as of September 8, 2003 which, if exercised, would obligate us to issue up to an additional 4,592,325 shares of common stock at a weighted average exercise price of $12.69 per share, of which 4,173,690 shares are subject to options or warrants which are currently exercisable at a weighted average exercise price of $12.47 per share. In addition, the outstanding shares of our Series D 8% Cumulative Convertible Voting Preferred Stock, at a conversion price of $2.35 per share, are currently convertible into a total of 2,029,787 shares of our common stock. The holders of the preferred stock may receive additional shares of our common stock as payment of dividends. A substantial number of those shares, when we issue them upon exercise, will be available for immediate resale in the public market. The market price of our common stock could fall as a result of such resales due to the increased number of shares available for sale in the market.

     We have financed our operations, and we expect to continue to finance our operations, primarily by issuing and selling our common stock or securities convertible into or exercisable for shares of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and may have a dilutive impact on our other stockholders. These issuances would also cause our net income, if any, or loss per share to decrease in future periods. As a result, the market price of our common stock could drop.

     The market price and trading volume of our common stock fluctuate significantly and could result in substantial losses for individual investors.

     The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price and volume of our common stock to decrease. In addition, the market price and volume of our common stock is highly volatile. Factors that may cause the market price and volume of our common stock to decrease include fluctuations in our results of operations, timing and announcements of our technological innovations or new products or those of our competitors, FDA and foreign regulatory actions, developments with respect to patents and proprietary rights, public concern as to the safety of products developed by us or others, changes in health care policy in the United States and in foreign countries, changes in stock market analyst recommendations regarding our common stock, the pharmaceutical industry generally and general market conditions. In addition, the market price and volume of our common stock may decrease if our results of operations fail to meet the expectations of stock market analysts and investors. While a decrease in market price could result in direct economic loss for an individual investor, low trading volume could limit an individual investor’s ability to sell our common stock, which could result in substantial economic loss as well. During 2002, the price of our common stock ranged between $101.25 and $0.80, as adjusted to reflect a 25-for-1 reverse split of our outstanding common stock that we effected on September 6, 2002, with a range between $1.66 and $6.40 during the period from January 2, 2003 up to and including September 8, 2003. In addition, during 2002, the daily trading volume, adjusted to reflect the reverse split, has been as high as 777,764 shares and as low as 940 shares, with a high of 531,200 and a low of 1,300 during the period from January 2, 2003 up to and including September 8, 2003.

     Certain provisions of our preferred stock may prevent or make it more difficult for us to raise funds or take certain other actions.

     Certain provisions of the Preferred Stock and Warrant Purchase Agreement and Certificate of Designation, Rights and Preferences of the Series D 8% Cumulative Convertible Voting Preferred Stock (“Preferred Stock”) may require us to obtain the approval of the preferred stockholders to (i) amend, alter or repeal any provision of the Charter, Bylaws which may be deemed to adversely affect the terms of the Preferred Stock (ii) offer, sell or designate a security senior to or equal with the Preferred Stock, (iii) sell or issue common stock or securities convertible into or exercisable for shares of our common stock below $2.35 per share, (iv) incur any bank or non-trade indebtedness, (v) grant or make any mortgage or pledge of our property, (vi) merge or consolidate with another entity or sell or dispose of substantially all our assets or businesses or (vii) take certain other actions. These provisions may make it more difficult for management, the board of directors or stockholders of the Company to take certain corporate actions and could delay, discourage or prevent future financings. These provisions could also limit the price that certain investors might be willing to pay for shares of our common stock.

     Certain charter and bylaws provisions and our stockholder rights plan may make it more difficult for someone to acquire control of us or replace current management.

     Certain provisions of our Certificate of Incorporation, as amended, and Bylaws may make it more difficult for someone to acquire control of us or replace our current management. These provisions may make it more difficult for stockholders to take certain corporate actions and could delay, discourage or prevent someone from acquiring our business or replacing our current management, even if doing so would benefit our stockholders. These provisions could limit the price that certain investors might be willing to pay for shares of our common stock.

     On December 13, 2000, we adopted a Stockholder Rights Plan pursuant to which we have distributed rights to purchase units of our Series B Junior Participating Preferred Stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock. These rights could delay or discourage someone from acquiring our business, even if doing so would benefit our stockholders.

     Our business is sometimes involved, or perceived by the public to be involved, in activities that may be seen as morally unacceptable and therefore may be legislated against, preventing us from engaging in certain research and development activities and eventually marketing certain drug candidates.

     Our business involves the use of animals for certain research and development activities. Some groups perceive this as inhumane or otherwise morally unacceptable. If pressure by these groups and others results in legislation that limits or prevents any of our research and development activities, our business may be significantly harmed.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference.

     We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that we are required to do so by law. We also may make additional disclosures in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we may file from time to time with the Securities and Exchange Commission, or SEC. Please also note that we provide a cautionary discussion of risks and uncertainties under the section entitled “Risk Factors” in our Annual Report on Form 10-K. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDERS

     On August 13, 2003, we completed a financing pursuant to which we issued to certain of the selling stockholders (i) 737,040 shares of our Common Stock, $.001 par value per share, for $4.10 per share, and (ii) warrants to purchase up to 368,520 shares of our common stock at an exercise price of $4.75, in consideration for cash in the aggregate amount of $3,021,864. Pursuant to the registration rights agreement which we entered into in connection with the financing, we have filed a registration statement, of which this prospectus forms a part, in order to permit the selling stockholders to resell to the public the shares of common stock they have or may acquire.

     We entered into a financial advisory agreement as of February 1, 2003, with SCO Financial Group LLC (“SCO”) whereby we agreed, among other fees, to (i) pay SCO a success fee of 7% of the total amount of cash paid us pursuant to a corporate finance transaction with any party that SCO identified to us, (ii) provide warrant coverage of 10% at the exercise price and in the form of any warrants issued to the purchasers and (iii) reimburse SCO for its out-of-pocket expenses incurred in connection with SCO’s role in the transaction in the amount of 1% of the total amount of cash paid to the us. In addition, pursuant to the financial advisory agreement, we agreed to indemnify SCO and each of its affiliates against any losses, claims, damages and liabilities which they become subject to as a result of any transaction contemplated by the financial advisory agreement, unless SCO acts with bad faith or gross negligence.

     Pursuant to our advisory agreement with SCO, in connection with the sale of our securities to certain of the selling stockholders, we paid a fee to SCO consisting of a cash payment of approximately $129,000 and warrants to purchase 39,304 shares of our common stock at an exercise price of $4.75 per share. At the request of SCO, the warrants were issued to SCO Capital Partners, LLC, an affiliate of SCO and certain of SCO’s principals. We are registering the shares of our common stock issuable upon exercise of those warrants pursuant to this prospectus. In addition, if any of the warrants issued pursuant to the financing discussed above are exercised, SCO will receive an additional cash fee equal to 7% of the aggregate exercise price of the warrants.

     We also entered into a financial advisory arrangement, with Rodman & Renshaw, Inc. (“Rodman”) whereby we agreed, among other fees, to pay Rodman a success fee of 7% of the total amount of cash paid us pursuant to a corporate finance transaction with any party that Rodman identified to us. Pursuant to our advisory arrangement with Rodman, in connection with the sale of our securities to certain of the selling stockholders, we paid a fee to Rodman consisting of a cash payment of $70,000.

     In connection with an agreement with Lekar Pharma Limited dated March 26, 2003, we issued to Lekar Pharma Limited 125,565 shares of our common stock for a purchase price of $250,000. Pursuant to an arrangement with Lekar Pharma Limited, we are including the 125,565 shares of our common stock in this registration statement.

USE OF PROCEEDS

     The proceeds from the sale of the common stock under this prospectus will belong to the selling stockholders. We will not receive any proceeds from such sales.

DILUTION

     The net tangible book value of our common stock on June 30, 2003 was a negative $2,506,774, or approximately $(0.75) per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding, divided by the total number of shares of our common stock outstanding. The number of shares of our common stock outstanding may be increased by shares issued upon conversion of the preferred stock, payment of dividends, or exercise of the warrants, and, to the extent the warrants are exercised for cash, the net tangible book value of our common stock may increase. If all the warrants for which the shares of our common stock that are issuable upon exercise of the warrants are being offered pursuant to this prospectus were exercised for cash, the net tangible book value of our common stock would be $2,452,254, or approximately $0.54 per share, excluding the effect of any other transactions occurring after June 30, 2003, except for the original issuance of the common stock included in this registration statement. Since we will not receive any of the proceeds from the sale of common stock under this prospectus, the net tangible book value of our common stock will not be increased as a result of such sales, nor will the number of shares outstanding be affected by such sales. Consequently, there will be no change in net tangible book value per share of our common stock as a result of any sales made under this prospectus. However, any dilution to new investors will represent the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock at the time of the purchase.

SELLING STOCKHOLDERS

     The selling stockholders may sell up to 1,270,429 shares of our common stock pursuant to this prospectus. The shares of our common stock offered by this prospectus were issued or may be issued to the selling stockholders in connection with the financing transactions described above under “Issuance of Common Stock to the Selling Stockholders.” We have no other material relationship with the selling stockholders except for our financial advisory agreement with SCO Financial Group LLC, an affiliate of SCO Capital Partners LLC and for which Jeffrey

B. Davis, Paul Scharfer, Daniel DiPeitro and Joshua Golomb are employees, the terms of which are described above under “Issuance of Common Stock to the Selling Stockholders.” Also, Ashok Gore, Ph.D. and Shanta Chawla, M.D. are employees of Spectrum Pharmaceuticals. In addition, we have a joint venture with J.B. Life Science Overseas Limited, a subsidiary of J.B. Chemicals & Pharmaceuticals Ltd. of Mumbai, India and an affiliate of Lekar Pharma Limited, the terms of which are described in our Quarterly Report on From 10-Q for the period ended June 30, 2003.

     The following table sets forth information regarding beneficial ownership of our common stock by the selling stockholders as of September 8, 2003. There were 4,630,698 shares of our common stock outstanding as of September 8, 2003.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned			Beneficially Owned
	Before Offering		Number of Shares	Following the Offering(2)
			of Common Stock
Name	Number	% of Class(1)	Offered Hereby	Number	% of Class

BayStar Capital II, L.P. (3) (7)	275,310	5.83%	275,310	—	0.00%
James Betts (7)	140,200	3.02%	37,500	102,700	2.21%
Shanta Chawla, M.D. (4) (7)	24,750	0.53%	18,750	6,000	0.13%
Cranshire Capital, LP (5) (6)	255,692	5.37%	183,000	72,692	1.53%
Creative Investors Group, LLC (7) (8)	140,500	3.01%	37,500	103,000	2.31%
Ashok Gore, Ph.D. (7) (9)	31,533	0.68%	18,750	12,783	0.27%
North Sound Legacy Fund LLC (7) (10) (13)	75,652	1.61%	11,700	63,952	1.36%
North Sound Legacy Institutional Fund LLC (7) (11) (13)	872,818	16.09%	118,200	754,618	13.91%
North Sound Legacy International Fund Ltd. (7) (12) (13)	909,798	16.68%	129,600	780,198	14.30%
Omicron Master Trust (7) (14)	238,722	5.03%	183,000	55,722	1.17%
Hetal Patel (7)	52,500	1.13%	37,500	15,000	0.32%
Paul Scharfer (7) (13) (17)	200,897	4.19%	63,025	137,872	2.88%
Lekar Pharma Limited (15)	125,565	2.71%	125,565	—	0.00%
SCO Capital Partners LLC (7) (13) (16)	1,016,035	17.99%	19,654	996,381	17.65%
Jeffrey B. Davis (7) (17)	48,275	1.03%	8.275	40,000	0.85%
Daniel DiPietro (7) (17)	22,100	0.47%	2,100	20,000	0.43%
Joshua Golomb (7) (17)	6,000	0.13%	1,000	5,000	0.11%

(1)	For the purposes of calculating the percent of class beneficially owned by a holder, shares of common stock which may be issued to that holder within 60 days of September 8 2003 are deemed to be outstanding.

(2)	Assumes the sale by the selling stockholders of all of the shares of common stock available for resale under this Prospectus.

(3)	Steve Derby, the managing partner of BayStar Capital II, L.P., has voting and investment power over the securities beneficially owned by BayStar Capital II, L.P.

(4)	Shanta Chawla, M.D. is an employee of Spectrum Pharmaceuticals, Inc.

(5)	Mitchell Kopin, the president of Downsview Capital, Inc., the General Partner of Cranshire Capital LP, has sole voting and investment control over the securities beneficially owned by Cranshire Capital LP.

(6)	Pursuant to the terms of the warrant issued to Cranshire Capital LP, the number of shares of our common stock that may be acquired by the holder of the warrant upon any exercise of the warrant is limited to the extent necessary to insure that, following such exercise, the number of shares of our common stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of the Securities and Exchange Act of 1934, as amended, does not exceed 4.90% of the total number of shares of our common stock then outstanding.

(7)	Pursuant to the terms of the warrant issued to the Selling Stockholder, the number of shares of our common stock that may be acquired by the holder of the warrant upon any exercise of the warrant is limited to the extent necessary to insure that, following such exercise, the number of shares of our common stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of the Securities and Exchange Act of 1934, as amended, does not exceed 9.95% of the total number of shares of our common stock then outstanding.

(8)	Rajesh Mital, MD, the managing member of Creative Investors Group, LLC, has voting and investment power over the securities beneficially owned by Creative Investors Group, LLC.

(9)	Ashok Gore, Ph.D. is an officer of Spectrum Pharmaceuticals, Inc.

(10)	Thomas McAuley, the managing member of North Sound Legacy Fund LLC, has voting and investment power over the securities beneficially owned by North Sound Legacy Fund LLC.

(11)	Thomas McAuley, the managing member of North Sound Legacy International Ltd., has voting and investment power over the securities beneficially owned by North Sound Legacy International Ltd.

(12)	Thomas McAuley, the managing member of North Sound Legacy Institutional Fund LLC, has voting and investment power over the securities beneficially owned by North Sound Legacy Institutional Fund LLC.

(13)	This Selling Stockholder beneficially owns shares of our Series D 8% Cumulative Convertible Voting Preferred Stock (“Series D Preferred Stock”). Pursuant to the terms of the Certificate of Designation for the Series D Preferred Stock, the number of shares of our common stock that may be acquired by any holder of Series D Preferred Stock upon any conversion of the preferred stock or that shall be entitled to voting rights is limited to the extent necessary to insure that, following such conversion, the number of shares of our common stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of the Securities and Exchange Act of 1934, as amended, does not exceed 4.95% of the total number of shares of our common stock then outstanding. In addition, the holder of the Series D Preferred Stock also owns warrants (the “Series D Warrants”) which also provide that the number of shares of our common stock that may be acquired by any holder of the Series D Warrants upon exercise of the Series D Warrants is limited to the extent necessary to insure that, following such exercise, the number of shares of our common stock then beneficially owned by such holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of the Securities and Exchange Act of 1934, as amended, does not exceed 4.95% of the total number of shares of our common stock then outstanding.

(14)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(15)	A.P. Mehta, a director of Lekar Pharma Limited, has voting and investment power over the securities beneficially owned by Lekar Pharma Limited.

(16)	Steven H. Rouhandeh, the chairman of SCO Capital Partners LLC, has voting and investment power over the securities beneficially owned by SCO Capital Partners LLC.

(17)	Paul Schafer, Jeffrey B. Davis, Daniel DiPietro and Joshua Golomb are employees of SCO Financial Group LLC and SCO Capital Partners, LLC.

PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees, donees and successors-in-interest may, from time to time, sell any or all of the shares of common stock offered hereby for their own accounts on any stock exchange, market or trading facility on which the shares are traded, in private transactions or through the writing of options, whether the options are listed on an options exchange or otherwise. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices, determined at the time of sale, or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	cross trades;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	underwritten offerings;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. In connection with the sale of shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume and deliver the shares to close out such short sales. The selling stockholders may loan or pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker-dealers that in turn may, from time to time, offer and sell the pledged shares.

     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions, discounts or concessions from the selling stockholders, or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated. The selling stockholders do not expect these commissions, discounts and commissions to exceed what is customary in the types of transactions involved.

     The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We have agreed to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer or underwriter, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the following:

•	the name of each such selling stockholder and of the participating broker-dealer(s) or underwriter(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s) or underwriter(s), where applicable;

•	that such broker-dealer(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     In addition, we will file a supplement to this prospectus when a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of our common stock.

     We have advised the selling stockholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales of our shares offered by this prospectus.

DESCRIPTION OF SECURITIES TO BE REGISTERED

     The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”

     We have authority to issue 50,000,000 shares of common stock, $.001 par value per share. As of September 8 2003, we had 4,630,698 shares of common stock outstanding, held of record by approximately 403 stockholders.

Terms

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their shares alone. Our Board of Directors is divided into three classes, with the term of each class expiring every third year at the annual meeting of stockholders. The number of directors is distributed equally between the three classes.

     With regard to dividends, no dividend on our common stock may be paid unless, at the time of such payment, all accrued dividends on our Series D 8% Cumulative Convertible Voting Preferred Stock have been paid, and we have on hand cash and other liquid assets sufficient to pay in full, in cash, the liquidation preference that would be payable to the holders of the preferred stock, as if such liquidation preference were then payable. Subject to this preference and the preferences that may be applicable to the holders of any other class of our preferred stock, if any, the holders of our common stock are entitled to receive ratably such lawful dividends as may be declared by the Board of Directors.

     In the event of liquidation, dissolution or winding up of Spectrum, before any distribution of our assets shall be made to or set apart for the holders of our common stock, the holders of our Series D 8% Cumulative Convertible Voting Preferred Stock shall be entitled to receive payment out of our assets in an amount equal to the liquidation preference set forth in the Certificate of Designation for the preferred stock. If the assets available for distribution to stockholders exceed the aggregate amount of the liquidation preference with respect to all shares of the preferred stock then outstanding, then the holders of our common stock shall be entitled to receive, subject to the rights of the holders of any other class of our preferred stock, if any, pro rata all of our remaining assets available for distribution to our stockholders.

     Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of our common stock are fully paid and nonassessable. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Stockholder Rights Plan

     On December 13, 2000, we adopted a Stockholder Rights Plan pursuant to which we have distributed rights to purchase units of our Series B Junior Participating Preferred Stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock, other than pursuant to a transaction approved in advance by our Board of Directors. The description and terms of the rights are set forth in a Rights Agreement between us and U.S. Stock Transfer Corporation, as rights agent, filed with the Securities and Exchange Commission on December 26, 2000, as Exhibit 4.1 to our Form 8-A, as amended by Amendment No. 1 dated July 23, 2003, filed with the Securities and Exchange Commission on August 14, 2003, as Exhibit 4.1 to our Form 10-Q for the period ended June 30, 2003.

Certain Provisions of Delaware Law and of the Company’s Charter and Bylaws

     The following paragraphs summarize certain provisions of the Delaware General Corporation Law and the Company’s Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to the Company’s Charter and Bylaws, copies of which are on file with the Commission. See “Where You Can Find More Information.”

     Our Certificate of Incorporation and Bylaws contain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market price of our common stock.

     Our Certificate of Incorporation limits the extent to which our directors are personally liable to Spectrum and our stockholders, to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

     Our Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Stockholders are not permitted to call a special meeting and cannot require the Board of Directors to call a special meeting. There is no right of stockholders to act by written consent without a meeting, unless the consent is unanimous. Any vacancy on the Board of Directors resulting from death, resignation, removal or otherwise or newly created directorships may be filled only by vote of the majority of directors then in office, or by a sole remaining director. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, except for nominations made by or at the direction of the board of directors or a committee of the board. Our Bylaws also provide for a classified board. See “Terms” above.

     We are subject to the “business combination” statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which a person became an “interested stockholder,” unless:

•	prior to such date the board of directors of the corporation approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder,”

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of a least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

     A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholders.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 permits us to elect not to be governed by its provisions, we have not made this election. As a result of the application of Section 203, potential acquirers of Spectrum may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

VALIDITY OF COMMON STOCK

     Latham & Watkins LLP, Costa Mesa, California, will pass on the validity of the issuance of the shares of common stock offered by this prospectus.

EXPERTS

     The consolidated financial statements of the Company as of December 31, 2002 and for the year ended December 31, 2002, incorporated by reference in this registration statement have been audited by Kelly & Company, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of the Company as of December 31, 2001 and for the two years ended December 31, 2001 incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Arthur Andersen LLP has not consented to the inclusion of their report in the registration statement, and in reliance upon Rule 437a of the Securities Act, we have not therefore filed their consent. Because Arthur Andersen LLP has not consented to the inclusion of their report in the registration statement, it may become more difficult for you to seek remedies against Arthur Andersen LLP in connection with any material misstatement or omission that may be contained in our consolidated financial statements and schedules for such periods. In particular, and without limitation, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omission of a material fact required to be statement in those financial statements.

LIMITATION ON LIABILITY AND DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

     Our bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the Company’s Certificate of Incorporation, as amended, bylaws and the Delaware General Corporation Law, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 28, 2003, as amended by Amendment No. 1 on Form 10-K/A, filed on April 30, 2002, and Amendment No. 2 on Form 10-K/A, filed on May 13, 2003;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2003, filed on May 14, 2003 and for the quarter ended June 30, 2003, filed on August 14, 2003;

•	Our current reports on Form 8-K filed on January 2, 2003, January 17, 2003, April 10, 2003, May 16, 2003, June 3, 2003, August 15, 2003, August 18, 2003 (dated August 15, 2003) and August 20, 2003;

•	The description of our common stock contained in the Registration of Securities of Certain Successor Issuers filed pursuant to Section 12(g) of the Exchange Act on Form 8-B on June 27, 1997, including any amendment or reports filed for the purpose of updating such description;

•	The description of our Rights to Purchase Series B Junior Participating Preferred Stock contained in the Registration of Certain Classes of Securities filed pursuant to Section 12(g) of the Exchange Act on Form 8-A on December 26, 2000, including any amendment or reports filed for the purpose of updating such description.

     You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Spectrum Pharmaceuticals, Inc.
Attn: Investor Relations
157 Technology Drive
Irvine, California 92618
(949) 788-6700

     You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

     This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-     ). That registration statement and the exhibits filed along with the registration statement contain more information about the shares sold by the selling stockholders. Because information about contracts referred to in this prospectus is not always complete, you should read the full contracts which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC’s public reference rooms or their web site.

1,270,429 SHARES OF COMMON STOCK

SPECTRUM PHARMACEUTICALS, INC.

PROSPECTUS

September       , 2003

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than contained or incorporated by reference in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in the affairs of the Company since the date hereof.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following sets forth the estimated costs and expenses, all of which shall be borne by the Registrant, in connection with the offering of the securities pursuant to this Registration Statement:

Registration Fee	$530
Legal Fees and Expenses	$10,000.00	*
Accounting Fees	$1,000.00	*
Printer Fees	$500.00	*
Total	$12,530	*

* Estimated.

Item 15. Indemnification of Directors and Officers.

     The bylaws of the Registrant provide for indemnification of the Registrant’s directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the Registrant’s Certificate of Incorporation, bylaws and the Delaware General Corporation Law (the “DGCL”), the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may include a provision which eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. The Registrant’s Certificate of Incorporation includes such a provision. As a result of this provision, the Registrant and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Item 16. Exhibits.

Exhibits:	Description

4.1	Registration Rights Agreement dated as of August 13, 2003, by and among Spectrum and the persons listed on Schedule 1 attached thereto. (Filed as Exhibit 4.1 to Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2003 and incorporated herein by reference.)

4.2	Form of Series 2003-1 Warrant (Filed as Exhibit 4.2 to Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2003 and incorporated herein by reference.)

5.1	Opinion of Latham & Watkins LLP.

10.1	Common Stock and Warrant Purchase Agreement dated as of August 13, 2003, by and among Spectrum and the purchasers listed on Schedule 1 attached thereto. (Filed as Exhibit 10.1 to Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2003 and incorporated herein by reference.)

10.2	Letter of Agreement by and between the Registrant and Lekar Pharma Limited, dated as of March 26, 2003. (Filed as Exhibit 10.48 to Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2003 and incorporated herein by reference.)

10.3	Engagement Letter dated as of February 1, 2003, by and among Spectrum and SCO Financial Group LLC (Filed as Exhibit 10.4 to Form 8-K, as filed with the Securities and Exchange Commission on May 14, 2003 and incorporated herein by reference.)

23.1	Consent of Latham & Watkins LLP. (included in Exhibit 5.1).

23.2	Consent of Kelly & Company.

Exhibits:	Description

23.3	Information Regarding Consent of Arthur Andersen LLP.

24.1	Power of Attorney (included on this signature page to this Registration Statement).

Item 17. Undertakings.

     (a)  The undersigned registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on September 10, 2003.

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Rajesh C. Shrotriya

Rajesh C. Shrotriya, M.D.
Chairman, Chief Executive Officer
and President

POWER OF ATTORNEY

     We, the undersigned directors and officers of Spectrum Pharmaceuticals, Inc., do hereby constitute and appoint Rajesh C. Shrotriya, M.D. and John L. McManus, or either of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable Spectrum Pharmaceuticals, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rajesh C. Shrotriya Rajesh C. Shrotriya, M.D.	Chairman, Chief Executive Officer, President and Director (principal executive officer)	September 10, 2003

/s/ John L. McManus John L. McManus	Vice President Finance and Strategic Planning (principal financial officer)	September 10, 2003

/s/ Michael P. McManus Michael P. McManus	Controller (principal accounting officer)	September 10, 2003

/s/ Mark J. Glasky Mark J. Glasky	Director	September 10, 2003

/s/ Ann C. Kessler Ann C. Kessler, Ph.D.	Director	September 10, 2003

/s/ Armin Kessler Armin M. Kessler	Director	September 10, 2003

Signature	Title	Date

/s/ Dilip J. Mehta Dilip J. Mehta, M.D., Ph.D.	Director	September 10, 2003

/s/ Carol O’Cleiracain Carol O’Cleiracain, Ph.D.	Director	September 10, 2003

/s/ Paul H. Silverman Paul H. Silverman, Ph.D., D.Sc	Director	September 10, 2003

/s Julius A. Vida Julius A. Vida, Ph.D.	Director	September 10, 2003

EXHIBIT INDEX

Exhibits:	Description

4.1	Registration Rights Agreement dated as of August 13, 2003, by and among Spectrum and the persons listed on Schedule 1 attached thereto. (Filed as Exhibit 4.1 to Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2003 and incorporated herein by reference.)

4.2	Form of Series 2003-1 Warrant (Filed as Exhibit 4.2 to Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2003 and incorporated herein by reference.)

5.1	Opinion of Latham & Watkins LLP.

10.1	Common Stock and Warrant Purchase Agreement dated as of August 13, 2003, by and among Spectrum and the purchasers listed on Schedule 1 attached thereto. (Filed as Exhibit 10.1 to Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2003 and incorporated herein by reference.)

10.2	Letter of Agreement by and between the Registrant and Lekar Pharma Limited, dated as of March 26, 2003. (Filed as Exhibit 10.48 to Form 10-K, as filed with the Securities and Exchange Commission on March 28, 2003 and incorporated herein by reference.)

10.3	Engagement Letter dated as of February 1, 2003, by and among Spectrum and SCO Financial Group LLC (Filed as Exhibit 10.4 to Form 8-K, as filed with the Securities and Exchange Commission on May 14, 2003 and incorporated herein by reference.)

23.1	Consent of Latham & Watkins LLP. (included in Exhibit 5.1).

23.2	Consent of Kelly & Company.

23.3	Information Regarding Consent of Arthur Andersen LLP.

24.1	Power of Attorney (included on this signature page to this Registration Statement).